NAPLOY CORP.

95 Lias Estate Kafe district Abuja,

FCT 900108 Nigeria

Telephone: +13072133163

Email: naploy.corp@tutanota.com

January 22, 2024

Michael Fay, Terence O'Brien

Juan Grana and Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re: Naploy Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 6, 2023

File No. 333-274889

Dear Michael Fay, Terence O'Brien, Juan Grana and Margaret Schwartz:

In response to your letter dated December 19, 2023 pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.2 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 6, 2023

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1 and your disclosure that the "securities being offered by Naploy Corp. will be listed and traded on the following national securities exchanges and markets: OTC (Over-the-Counter) Market, Nasdaq Stock Market, QB (OTCQB)." Please disclose whether the offering will be conditional on the securities being listed on these exchanges and balance your disclosure to note that you may not be successful in having your securities listed and traded on these exchanges.

Response: We have added the following disclosure:

The securities being offered by Naploy Corp. are intended to be listed and traded on the following national securities exchanges and markets: OTC (Over-the-Counter) Market, Nasdaq Stock Market, QB (OTCQB).The successful listing and trading of securities on these exchanges are subject to regulatory approvals and market conditions. There is a possibility that the Company may not be successful in having its securities listed and traded on these exchanges. Investors should be aware of this inherent uncertainty, and the offering may not be conditional on the ultimate success of the listing.

2. We note your response to prior comment 2, which we reissue in part. Given this is a best efforts offering without a minimum number of shares that must be sold and proceeds received will be immediately available to you, please disclose the effects on investors both here and in the risk factors. For example, disclose that if you sell fewer than all of the securities offered it may significantly reduce the amount of proceeds received and investors in this offering will not receive a refund in the event that you do not sell an amount of securities sufficient to pursue your business goals.

Response: We have added the following disclosure and risk factor:

If the Company sells fewer than all of the securities offered, it may significantly reduce the amount of proceeds received, and investors in this offering will not receive a refund in the event that the Company does not sell an amount of securities sufficient to pursue its business goals.

GIVEN THIS IS A BEST EFFORTS OFFERING WITHOUT A MINIMUM NUMBER OF SHARES THAT MUST BE SOLD, AND PROCEEDS RECEIVED WILL BE IMMEDIATELY AVAILABLE TO THE COMPANY, THERE ARE POTENTIAL RISKS FOR INVESTORS.

1

If the Company sells fewer than all of the securities offered, it may significantly reduce the amount of proceeds received, and investors in this offering will not receive a refund in the event that the Company does not sell an amount of securities sufficient to pursue its business goals. This lack of guaranteed refunds could impact the overall financial outcome for investors, and careful consideration of this risk is advised before making investment decisions.

Summary, page 2

3. We note your response to prior comment 4 and your disclosure that the "content provided on [y]our app is primarily sourced from reputable open channels, ensuring credibility and accuracy." Please advise and disclose how you assess the credibility and accuracy of sources.

Response: We have added the following disclosure:

All news stories are hand-processed and curated by qualified editors on https://medicalxpress.com/, obviating the problems of feed or bot aggregation. This ensures that high-quality, targeted sci-tech news stories are published on website.

Risk Factors

Material Risks Associated With Failing To Develop Content For The Naploy App, Partnering

With Medical Institutions..., page 6

4. We note your revised disclosure in response to prior comment 5 and reissue the comment in part. Please disclose the material risks and challenges associated with establishing partnerships with medical institutions and advertisers in Nigeria and elsewhere.

Response: We have added the following disclosure in our risk factor:

The healthcare industry can be highly competitive, and gaining the trust and collaboration of medical institutions may pose challenges. Achieving significant market penetration in Nigeria and other regions may take time, impacting our ability to form partnerships promptly.

Partnering with advertisers involves potential challenges in aligning their goals with ours. Advertisers may have varying expectations, and failure to meet their requirements could impact the success of advertising collaborations, affecting our revenue streams.

Economic downturns and fluctuations in the healthcare and advertising industries can affect the willingness of potential partners to engage. Adverse economic conditions may make it challenging to secure partnerships and advertising agreements.

The perception of our brand by potential partners is critical. Any negative publicity, controversies, or public perception issues may deter medical institutions and advertisers from associating with our platform, impacting our ability to establish partnerships.

Investors should be aware that these risks are inherent in the process of establishing partnerships, and the Company may face challenges in successfully navigating these factors.

We Will Fall Under The Purview Of Nigerian Laws, Regulations, And Administrative Decisions..., page 8

5. We note your response to prior comment 6. We also note your disclosure on page 8 that Nigeria "may" have specific data protection laws. Based on your disclosure elsewhere, it appears Nigeria does have data protection laws. Therefore, please revise to reconcile these statements. Additionally, please revise your disclosure here, and elsewhere in the registration statement including your discussion on page 25, to state whether you are in compliance with applicable regulations in Nigeria, including the Nigerian Data Protection

Regulation.

Response: We have revised our disclosure

2

Other Risks Particular To Operating In Nigeria, page 9

6. We note your response to prior comment 14 and that you disclose certain considerations for operating in Nigeria. Please revise your disclosure to provide additional detail regarding the risks particular to operating in Nigeria that are specific to your Company. For example, discuss how these risks may impact your operations or financial results.

Response: We have reviewed and revised our disclosures.

Description Of Our Business

Market Overview, page 24

7. We note your response to prior comment 13, which we reissue in part. We note your disclosure that "Due to Zion Market Research, the global healthcare mobile app market is expected to reach $111.1 billion by 2025, with a CAGR of 38.7% from 2020 to 2025." Please revise to quantify the addressable market within Africa specifically and any subcategories of healthcare mobile apps that you intend to target, rather than just the global market given this is not your intended initial market.

Response: We have reviewed and revised our disclosures.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 34

8. On page 18 you disclose that on October 27, 2023 the Company has engaged the new auditor’s firm- BF Borgers CPA PC. Please provide the full disclosures required by Item 304 of Regulation S-K as it relates to this change in accounting firm. Please also file as an Exhibit 16 the letter from the former accountant as described in Item 304(a)(3) of Regulation S-K. Also refer to Item 11(i) of the requirements of Form S-1.

Response: We have added the following disclosure

Directors, Executive Officers, Promoters And Control Persons

Background Information About Our Officers And Directors, page 35

9. We note your response to prior comment 15 and reissue the comment in part. Please disclose further information regarding Messrs. Arnold and Ulloa Bonilla's business experience. For example, you state that Mr. Arnold has been "managing several successful businesses in various industries." You also state that Mr. Ulloa Bonilla "has been working in administrative department of a hospital for a long time" and has overseen "multiple thriving ventures across diverse industries." Please advise as to these businesses and industries including the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Response: We have added the following disclosure

Security Ownership Of Certain Beneficial Owners and Management, page 38

10. We note your revised Beneficial Ownership table in response to prior comment 16. Please further revise the table to make it clear to investors that Mr. Arnold only holds 2,000,000 shares, as the current tabular disclosure might suggest that Mr. Arnold holds 8,000,000 shares of your common stock.

Response: We have revised Beneficial Ownership table

3

Financial Statements

Cash and Cash Equivalents, page F-8

11. We have reviewed your revised disclosure and response to prior comment 21 and note that your cash is held in a Wise electronic money account. Please expand your disclosure under the cash and cash equivalents heading on pages F-8 and F-17 to disclose the following with more clarity:

• whether Wise is a bank and whether they are regulated by the Federal Deposit Insurance Corporation (FDIC);

• whether your money is held in a bank account and whether your money is insured by the FDIC or any other deposit protection scheme; and

• the identity of the jurisdiction that you reside for the purpose of the Wise customer agreements that apply to you. Provide us any additional detail of how you made this jurisdiction determination.

Response: We have added the following disclosure

12. In addition, please explain to us how you determined that cash held in a Wise electronic money account should be classified as cash and cash equivalents in your financial statements. Refer to ASC 230-10-20.

Response: We have added the following disclosure

Note 7 - Income Taxes, page F-11

13. In response to prior comment 24 you state that you will be subject to income taxes in Nigeria. Please disclose in the notes to your financial statements that you will be subject to income taxes in Nigeria and also provide any pertinent accounting policies, information or disclosures. Refer to ASC 740.

Response: We have added the following disclosure

Exhibits

14. Please request that Mainor Audit Ja Partnerid Ou update their consent. Refer to Exhibit 23.1.

Response: We have updated the Consent

15. We note your revisions in response to prior comment 25. Please ensure that the Opinion of Counsel and the Consent of Counsel are both filed as exhibits to the registration statement. We note that you have included the Consent of Counsel as Exhibit 5.1 but the Opinion of Counsel, which was previously included as Exhibit 5.1, has been removed.

Response: The Opinion of Counsel and the Consent of Counsel are both filed as exhibits to the registration statement.

16. We note your response to prior comment 26. Please revise the Fee Filing Table filed as Exhibit 107 to the registration statement to include the Fee Rate and applicable Fee Calculation. Please also ensure that you are correctly disclosing the Proposed Maximum Offering Price Per Unit and remove references to Carry Forward securities.

Response: We have revised the Fee Filing Table

You can direct any other comments or questions directly to:

Frederick Sidney Reinhard Arnold

Telephone: +13072133163

Email: naploy.corp@tutanota.com

/s/ Frederick Sidney Reinhard Arnold

Frederick Sidney Reinhard Arnold

President, Chief Financial Officer,

Chief Executive Officer, Director

4